JONES VILLALTA ASSET MANAGEMENT, LLC

2705 Bee Cave Road

Suite 200

Austin, TX 78746

Letter Agreement

February 1,2012

To:	Unified Series Trust
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the investment adviser to the Jones Villalta Opportunity Fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”), pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of March 1, 2012, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; any 12b-l fees; taxes; extraordinary litigation expenses; and any indirect expenses, such as fees and expenses incurred by other investment companies in which the Fund may invest; at 1.25% of the Fund’s average daily net assets. This limitation agreement shall continue in place until the earlier to occur of February 28, 2013, or such date as the Fund is liquidated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 1.25%.

Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the waiver or reimbursement occurred, provided that the Fund is able to make the repayment without exceeding the 1.25% expense limitation.

Very truly yours,

Jones Villalta Asset Management, LLC

By:
Name: Stephen M. Jones
Title: Chairman

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:
John C. Swhear, Senior Vice President